Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 1, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Vringo, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed May 17, 2012 File No. 333-180609

Ladies and Gentleman:

On behalf of Vringo, Inc. (the “Company” or “Vringo”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (File No. 333-180609), initially filed with the Commission on April 6, 2012 and as previously amended by Amendment No. 1 to Registration Statement filed with the Commission on May 17, 2012 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated May 25, 2012 from Larry Spirgel, Assistant Director of the Division of Corporation Finance. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

Unaudited Pro Forma Consolidated Balance Sheets, as of December 31, 2011, page 29

1.	Pro forma presentation should be based on the latest balance sheet included in the filing. As such, please remove pro forma balance sheet information as of December 31, 2011 here and throughout your filing.

Response: In response to the Staff’s comment, the Company has removed the pro forma balance sheet information as of December 31, 2011 throughout the filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | SAN DIEGO | LONDON | SAN FRANCISCO

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 2

 The combined company will require additional capital to support its present business..., page 50

2.	We note your response to comment 4 from our letter dated May 3, 2012 and related revised disclosure. We note from the third full paragraph on page 50 you are limited from incurring indebtedness senior to Vringo preferred stock in excess of $6 million including the then outstanding principal amount of existing Innovate/Protect indebtedness. Please revise to disclose the amount of indebtedness you may now incur.

Response: In accordance with the terms and conditions of the Merger Agreement, the Company may not currently incur any indebtedness without the consent of Innovate/Protect until the consummation of the Merger. Following the consummation of the Merger and in accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock to be filed by the Company prior to the closing of the Merger, the Company may not incur indebtedness senior to Vringo preferred stock in excess of $6 million including the then outstanding principal amount of existing Innovate/Protect indebtedness. In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 91, 141 and 186 of the Amendment to clarify that Vringo cannot currently incur any indebtedness without the consent of Innovate/Protect until the consummation of the Merger.

History of Events, page 68

3.	We note your disclosure at the bottom of page 69 and top of page 70. On January 9, 2012 Vringo appears to offer consideration worth about $19.2 million. On January 13, 2012 Mr. Perlman appears to be agreeable to consideration worth at least $42 million. Please revise to explain the reason for the substantial increase.

Response: The range was part of the typical, low/high negotiation. Following Vringo’s opening offer, Innovate/Protect counter proposed during negotiations that Vringo would issue 60 million shares, but ultimately, as previously disclosed, Innovate/Protect indicated that it would not be able to engage in any offer that was not at a premium to Innovate/Protect’s most recent valuation of $42 million. The Company has added disclosure on page 67 with respect to the foregoing.

4.	We note your disclosure on page 69 regarding the January 4, 2012 board meeting regarding two alternative potential merger proposals. We note on January 19, 2012 Vringo’s board concluded to proceed with the Innovate/Protect transaction and leave open other potential transactions. Please explain the status of the two alternative proposals in more detail.

Response: In response to the Staff’s comment, the Company has further explained the status of the two alternative proposals on pages 68, 69 and 71 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 3

5.	We note your disclosure on page 70 regarding a January 29, 2012 board meeting. Please disclose the additional capital raise that would have been required. Further, we note Vringo’s board rejected the alternative proposal because it would not command the same valuation as the transaction with Innovate/Protect. Please explain in more detail what you mean by “same valuation.” Disclose whether you were paying a greater amount than the Innovate/Protect transaction for a smaller part of the combined company.

 Response: An additional capital raise of at least $6 million would have been required prior to closing of the alternative proposal. Although the relative percentage of Vringo ownership of the combined entity post-deal on a fully diluted basis was materially similar to the Innovate/Protect merger, based on a number of comparable public companies, the Vringo board of directors concluded that the alternative proposal would not be in the best interests of stockholders as the combined entity would not command the same valuation, i.e. number of shares outstanding post-merger multiplied by share price, in the public markets as the transaction with Innovate/Protect. The Company has added disclosure on page 69 with respect to the foregoing.

6.	We note your disclosure on page 73 regarding a February 23, 2012 board meeting. After the warrant holders exercised their warrants, you were approached by a number of third parties regarding potential transactions. Please explain the status of these transactions as of February 23, 2012 and why the board rejected these transactions and considered the merger with Innovate/Protect the best possible outcome.

Response: In response to the Staff’s comment, the Company has added disclosure on page 71 of the Amendment to explain that Vringo’s management believed that the alternative offers seemed less likely to close because one of the target companies required a significant amount of time to prepare its financial statements in accordance with U.S. GAAP and the other target company would require too much additional outside capital to give the transaction a reasonable change of closing. In addition, based on management’s preliminary analysis, none of such alternatives provided more value to Vringo’s stockholders than the current offer from Innovate/Protect.

Opinion of Etico Capital to Vringo Board of Directors, page 76

7.	We note your response to comment 20 from our letter dated May 3, 2012. Please disclose the capital budget.

Response: In response to the Staff’s comment, the Company has disclosed on page 76 of the Amendment that the Company’s operating expenditure budget for 2012 was approximately $4.22 million (consisted of $0.14 million for cost of revenue, $1.51 million for research and development, $0.93 million for marketing, and $1.64 million for general and administrative expenses).

Comparable Companies Analysis, page 79

8.	We note your response to comment 24 from our letter dated May 3, 2012. However, because Vringo did not have positive EBITDA, earnings or book value, Etico Capital had to rely solely on EV/Rev to determine an implied valuation range, so it is not clear how this method was not given more weight than the others. We reissue our comment for an explanation of how Etico Capital considered the implied valuation provided by the Comparable Companies Analysis in light of the wide valuation range. Further, disclose why 0.31x to 27.94x is a narrow range of multiples for EV/REV.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 4

Response: In response to the Staff’s comment, the Company has revised the second full paragraph on page 78 of the Amendment to read as follows by adding the following sentence: “Despite the wide range of EV/Rev multiples used, the high end of the implied valuation range nevertheless supported the fairness of the Merger consideration, from a financial point of view, to the holders of Vringo common stock.”

In addition, in stating “No individual method was given more weight,” Etico Capital was referring to the Vringo comparable company analysis, rather than the EV/Rev analysis. To avoid any confusion, the last two sentences in the second full paragraph on page 80 of the previous amendment have been deleted.

9.	We note your response to comment 25 from our letter dated May 3, 2012. However, because Innovate/Protect did not have positive EBITDA, earnings or revenue, Etico Capital had to rely solely on P/Book to determine an implied valuation range, so it is not clear how this method was not given more weight than the others. We reissue our comment for an explanation of how Etico Capital considered the implied valuation provided by the Comparable Companies Analysis in light of the wide valuation range. We note the revised disclosure states the valuation of Innovate/Protect was within the middle of the range of $2.0 million and $287.0 million which is about $144.5 million. Please explain how this accords with the consideration being paid to Innovate/Protect’s shareholders.

Response: As the multiples of Price/Book of the comparable companies varied greatly, Etico Capital used the average of the Price/Book multiples of the ten comparable companies. Accordingly, and in response to the Staff’s comment, the Company has amended the first full paragraph on page 80 of the Amendment to read as follows by adding the following sentences:

“The P/Book range applied to the book value of Innovate/Protect generated an implied valuation range of Innovate/Protect of between $2.0 million and $287.0 million. Accordingly, Etico Capital used the average of the P/Book multiples of the ten comparable companies, which resulted in an 11.9x P/Book multiple. Based on this comparable companies analysis and the book value of Innovate/Protect as of December 31, 2011, Etico Capital concluded that, on this basis, Innovate/Protect had an implied valuation of approximately $55.5 million.”

In addition, in stating “No individual method was given more weight,” Etico Capital was referring to the Innovate/Protect comparable company analysis, rather than the Price/Book analysis. To avoid any confusion, the last two sentences in the last paragraph on page 81 of the previous amendment have been deleted.

Preliminary Purchase Price Allocation as of March 31, 2012, page 188

10.	We note your response to comment 44 from our letter dated May 3, 2012. As initially requested, please clearly explain to readers the nature of the technology asset(s) that you have identified. Furthermore, we continue to question why the value assigned to acquired technology varies based upon changes in Vringo’s stock price. The fair value of an acquired asset, as defined within ASC 805-20-20, should not be affected by the total value of the purchase consideration to be paid in a business combination. Revise your allocation of the Vringo purchase price to record all identifiable intangible assets at their acquisition date fair value. Any remaining residual value, once all identifiable assets and liabilities have been recorded at their respective fair values, should be recorded as goodwill.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 5

Response: In response to the Staff’s comment, the Company has supplemented the first paragraph on page 190 of the Amendment by adding the following:

“In particular, the fair value of Vringo technology being acquired, which was valued from a market participant’s standpoint, assumes that the fair value of the Company, as it is determined in the marketplace, is equal to the present value of the free cash-flows (DCF) from its business activity. These free cash flows are allocated to two separate intangible assets: (a) Technology, which represents the present value of all expected benefits produced by Vringo’s current products and know-how, throughout its useful life; and (b) Goodwill, which value is residual, and represents free cash flows from the moment the active technology is no longer generating cash flows until infinity. In the sensitivity table above, the fair value allocated to technology changes with the fluctuations in the Company’s share price, based on the assumption that the total DCF must equal the fair value of the Company on the valuation date. As a result, the fluctuations in the Company’s share price reflect on the value of the DCF, thus affecting both technology and goodwill. Under normal circumstances, small fluctuations in share price can be attributed to changes in perceived goodwill, however large fluctuations are interpreted as indications of the change in value ascribed by the investor to both the technology and the goodwill.”

In addition, the Company offers the following rationale for why the value assigned to acquired technology varies based upon changes in Vringo’s stock price:

The fair value of Vringo technology being acquired was estimated using the income approach, by applying the multi period excess earnings method (MEEM). The principle behind the MEEM method is that the value of an intangible asset is equal to the present value of the incremental, after-tax, cash flows attributable only to that intangible asset. In accordance with ASC 820-10-35-32, the income approach measurement is based on the value indicated by current market expectations about those future amounts. The Company believes this method to be the best indicator to the fair value of the Company’s technology, since it is based on an external parameter – the Company’s share price. As the purchase price will be determined according to Vringo’s share price at the closing date, several scenarios of future cash flows were prepared to reflect market participant’s view on the fair value of Vringo, based on different share prices. The Company has calculated the fair value of the technology using those future cash flows as applied to the useful life of the technology.

Per ASC 820, valuation techniques that are appropriate in the circumstances and for which sufficient data is available, shall be used to measure fair value. As described below, other valuation methods were considered:

1. Replacement cost – according to this approach, re-development costs would serve as an indicator to the fair value of technology. The Company believes this approach is inapplicable, as re-development costs ignore expected potential future benefits, and the estimation of such costs is highly subjective.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 6

2. Market approach – Vringo is a development-stage start-up company, with no observable competitors, as a result there is no observable active market that would reflect on the fair value of the Company’s technology.

3. With regard to the income approach, the Company evaluated the possibility of using an internal valuation, however, as indicated above, according to ASC 820, the fair value of an asset shall be determined based on the assumptions that market participants would use in pricing the asset. It would appear that the market price of the Company’s common stock is the market participant’s view of the value of the Company’s business, and of the underlying technology assets, reflecting the market’s estimate of future cash flows. In addition, according to the AICPA practice aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”, the first step is to select the prospective financial information that best reflects the purchase price, which in the Company’s case varies based on its market share price. Therefore, the Company believes that using its subjective, internal forecasts as a basis for valuation, would not necessarily represent a market participant’s view.

Note 5 – Stockholders’ Equity, page F-16

11.	Please provide a table showing the changes in your balance of outstanding options and warrants to include weighted average exercise price as well as price range, for each balance presented.

Response: In response to the Staff’s comment, the Company has provided on page F-17 of the Amendment a table showing the changes in Vringo’s balance of outstanding options, including weighted average exercise price and exercise price range, and on page F-18 of the Amendment a table showing the changes in Vringo’s balance of outstanding warrants, including weighted average exercise price.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission June 1, 2012 Page 7

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6732 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

By:	/s/ Jeffery P. Schultz
Jeffery P. Schultz

cc:	Securities and Exchange Commission Kenya Gumbs, Staff Accountant Robert S. Littlepage, Accounting Branch Chief Ajay Koduri, Staff Attorney

Vringo, Inc. Andrew D, Perlman, Chief Executive Officer and President Ellen Cohl, Chief Financial Officer Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Kenneth R. Koch, Esq.